

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2025

Zhenqiang Huang
Chief Financial Officer
Richtech Robotics, Inc.
4175 Cameron Street, Suite 1
Las Vegas, NV 89103

Re: Richtech Robotics, Inc.
Form 10-K and 10-K/A for the Fiscal Year Ended September 30, 2024
File No. 001-41866

Dear Zhenqiang Huang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Richard Anslow